
07003549

SECURI ... ISSION


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186
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BP DIRECT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 PARK AVENUE, SUITE 2107
NEW YORK, NY 10152

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN C. BENDER **(646) 290-7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name)*

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BP Direct Securities LLC as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public
KAREN A. LUTZ No. 01LU[illegible]
Notary Public, [illegible] of New York
[illegible]
My Commission [illegible] 2011

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007
WASH., D.C.
186
SECTION

BP DIRECT SECURITIES LLC

ANNUAL FINANCIAL REPORT

DECEMBER 31, 2006

BP DIRECT SECURITIES LLC

REPORT INDEX

DECEMBER 31, 2006



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO BP DIRECT SECURITIES LLC

We have audited the accompanying statement of financial condition of BP Direct Securities LLC as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BP Direct Securities LLC at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

BP DIRECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	78,990
Prepaid expenses		10,126
TOTAL ASSETS	**$**	**89,116**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	14,500
Accounts payable - member		36,000
Total Liabilities		50,500
MEMBERS' EQUITY		
		38,616
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**89,116**

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Fee income	**$**	**55,000**
EXPENSES:		
Employee compensation and benefits		**39,714**
Rent		**18,000**
Consulting and professional fees		**47,698**
Regulatory expenses		**5,602**
Other expenses		**8,259**
Total Expenses		**119,273**
NET LOSS	**$**	**(64,273)**

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' Equity, January 1, 2006	$ 38,175
Contributions from members:	
Cash contributions	25,000
Contributions of services provided during the year (based on estimated time incurred in the operations of the Company)	39,714
	64,714
Net loss	(64,273)
Members' Equity, December 31, 2006	$ 38,616

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (64,273)
Contribution of services received from member	39,714
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Prepaid expenses	(10,126)
Accrued expenses	4,500
Accounts payable - member	18,265
Total adjustments	52,353
Net Cash Used in Operating Activities	(11,920)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from a member	25,000
NET INCREASE IN CASH	13,080
CASH:	
Beginning of year	65,910
End of year	$ 78,990

See the Accompanying Notes to the Financial Statements.

BP DIRECT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note A – Organization

BP Direct Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in the syndication of buildings and real estate to institutional investors. The Company received its NASD approval for membership on January 10, 2005. The Company's principal Member is Broadway Real Estate Partners, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. For the period ended December 31, 2005, the Company was in the development stage.

Note B – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Revenues from placement services are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Income Taxes

No provision is required for federal or state taxes on income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, income is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BP DIRECT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note C – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $28,490, which was $23,490 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.77 to 1.

Note D – Related Party Transactions

The Company shares office space and personnel with its principal Member, for which it is charged monthly. For the year ended December 31, 2006, rent and employee compensation and benefits expense amounted to $18,000 and $39,714, respectively. This Member has agreed to forego payment of the compensation and benefit expenses, and instead, reflect these costs as capital contributions on a quarterly basis.

During 2006, the Company acted as exclusive placement agent in connection with the structuring and placement of equity capital for a related entity, for which the Company received a fee of $55,000.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO BP DIRECT SECURITIES LLC

We have audited the accompanying financial statements of BP Direct Securities LLC as of December 31, 2006 and have issued our report thereon dated February 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

BP DIRECT SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2006

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	38,616
LESS: NON-ALLOWABLE ASSET		10,126
NET CAPITAL		**28,490**
MINIMUM NET CAPITAL REQUIREMENT OF 12.5% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	23,490
TOTAL AGGREGATE INDEBTEDNESS	$	**50,500**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.77 to 1**

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)

	NET CAPITAL		AGGREGATE INDEBTEDNESS	
BALANCES AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	23,490	$	55,500
AUDIT ADJUSTMENT:				
ELIMINATION OF OFFSETTING INTERCOMPANY RECEIVABLE / PAYABLE		5,000		(5,000)
BALANCES AS PRESENTED ABOVE	$	28,490	$	50,500

See Independent Auditors' Report on Supplementary Information.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO BP DIRECT SECURITIES LLC:

In planning and performing our audit of the financial statements and supplemental schedule(s) of BP Direct Securities LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
February 27, 2007

END